The Cookie Department, Inc.
Profit and Loss
January 2018 - December 2019

	Jan - Dec 2018	Jan - Dec 2019	Total
Income			
Discounts given	-321.11	-20.28	-341.39
Rebate Allowance		-1,806.24	-1,806.24
Sales Discounts	-4,503.78	-12,407.41	-16,911.19
Total Discounts given	-$ **4,824.89**	-$ **14,233.93**	-$ **19,058.82**
Hubba Income	272.71	481.66	754.37
KETO Sales		78,431.36	78,431.36
QuickBooks Payments Sales		157.00	157.00
Sales	329,663.29	154,983.70	484,646.99
Event Income		392.21	392.21
Farmers Market Sales		245.54	245.54
Online Sales	12,073.56	18,661.14	30,734.70
Third Party Income		-475.00	-475.00
Total Sales	$ **341,736.85**	$ **173,807.59**	$ **515,544.44**
Shipping and Delivery Income	6,508.05	3,700.14	10,208.19
Total Income	$ **343,692.72**	$ **242,343.82**	$ **586,036.54**
Cost of Goods Sold			
Cookie Production	20,012.08	22,681.26	42,693.34
COG Awaken Baked	57,235.32	11,909.70	69,145.02
COG Cake Walk		28,521.16	28,521.16
COG Chocolate Chip Nookie	25,737.24	17,276.12	43,013.36
COG Great Full	10,167.45	3,760.80	13,928.25
COG Mint Condition		18,232.72	18,232.72
COG Snap Back	33,325.24	10,815.25	44,140.49
COG Tough Cookie	28,560.41	11,156.28	39,716.69
Total Cookie Production	$ **175,037.74**	$ **124,353.29**	$ **299,391.03**
Cost of Goods Sold	0.00	2,101.58	2,101.58
Storage & Fulfillment	4,566.60	14,304.60	18,871.20
Freight Costs	19,947.08	3,679.79	23,626.87
Shipping & Delivery	25,584.10	33,561.28	59,145.38
Storage	7,841.61	20.00	7,861.61
Total Storage & Fulfillment	$ **57,939.39**	$ **51,565.67**	$ **109,505.06**
Total Cost of Goods Sold	$ **232,977.13**	$ **178,020.54**	$ **410,997.67**
Gross Profit	$ **110,715.59**	$ **64,323.28**	$ **175,038.87**
Expenses			
Damaged/Expired Cookies	2,265.43		2,265.43
Depreciation Expense	590.21	1,136.88	1,727.09
Operating Expenses			0.00
Auto and Truck Expenses			0.00
Auto Registration	417.00		417.00

Auto Reimbursement & Lease		7,475.00	3,050.00	10,525.00
Gas			158.24	158.24
Vehicle Repairs & Maintenance		52.55		52.55
Total Auto and Truck Expenses	$	**7,944.55** $	**3,208.24** $	**11,152.79**
Bank Service Charges		357.69	206.88	564.57
Business Licenses and Permits		150.00	300.00	450.00
Business Use of Home			5,000.00	5,000.00
Computer and Internet Expenses		1,609.27	447.19	2,056.46
Dues and Subscriptions		296.25		296.25
Fundbox Fees			93.21	93.21
General & Administrative				0.00
Discount Terms			994.03	994.03
Total General & Administrative	$	**0.00** $	**994.03** $	**994.03**
Insurance Expense		10,298.28	8,631.68	18,929.96
General Liability Insurance		400.00		400.00
Total Insurance Expense	$	**10,698.28** $	**8,631.68** $	**19,329.96**
Marketing		2,029.48	9,284.31	11,313.79
Advertising & Promotion		14,932.51	2,873.48	17,805.99
Creative Services		25,847.50	6,590.00	32,437.50
Demos				0.00
Materials		35.00	399.00	434.00
W/Comp Insurance		1,658.94		1,658.94
Total Demos	$	**1,693.94** $	**399.00** $	**2,092.94**
Digital Marketing			1,145.00	1,145.00
Event Planning			275.00	275.00
Grocery Promotional Discounts			83.98	83.98
Printing and Reproduction		1,907.59		1,907.59
Sales Support		18,755.43	1,349.00	20,104.43
Slotting		1,409.78		1,409.78
Trade Shows		2,609.00	1,679.10	4,288.10
Total Marketing	$	**69,185.23** $	**23,678.87** $	**92,864.10**
Meals and Entertainment		514.86	2,080.06	2,594.92
Office & Computer Supplies		992.47	839.44	1,831.91
Parking & Tolls		119.13	48.30	167.43
Payroll Expenses			1,000.00	1,000.00
Co. P/R Taxes		10,055.23	2,197.21	12,252.44
Officer Salaries		30,851.47	7,637.75	38,489.22
Payroll Fees		14.00		14.00
Total Payroll Expenses	$	**40,920.70** $	**10,834.96** $	**51,755.66**
Postage		6,239.97	2,080.38	8,320.35
Professional Fees			5,070.00	5,070.00
Accounting Fees		4,500.00	3,240.00	7,740.00
Consulting Services		1,000.00		1,000.00
Legal Fees		1,856.50	2,400.00	4,256.50
Total Professional Fees	$	**7,356.50** $	**10,710.00** $	**18,066.50**

QuickBooks Payments Fees	97.39		2,068.63		2,166.02
Rent Expense	14,000.00				14,000.00
Research & Development	5,436.38		1,053.19		6,489.57
Sales Expense	775.00		13,698.36		14,473.36
Bill Back			31.40		31.40
Commission	544.16		2,851.06		3,395.22
Merchant Account Fees	7,612.64		4,934.85		12,547.49
Total Sales Expense	$ 8,931.80	$	21,515.67	$	30,447.47
Sample Shipping	429.00		368.00		797.00
Software	500.65		1,045.33		1,545.98
Telephone	3,431.81		2,736.14		6,167.95
Tools and Utensils			14.60		14.60
Travel Expense	334.15				334.15
Lodging	656.20		248.25		904.45
Transportation Expense	971.11		1,550.42		2,521.53
Total Travel Expense	$ 1,961.46	$	1,798.67	$	3,760.13
Utilities	941.43		765.78		1,707.21
Total Operating Expenses	$ 182,114.82	$	100,519.25	$	282,634.07
Taxes Paid	800.00		620.76		1,420.76
FTB			744.21		744.21
Total Taxes Paid	$ 800.00	$	1,364.97	$	2,164.97
Total Expenses	$ 185,770.46	$	103,021.10	$	288,791.56
Net Operating Income	-$ 75,054.87	-$	38,697.82	-$	113,752.69
Other Income					
Cash Back Rewards	78.06				78.06
Interest Income	5.69		0.09		5.78
Total Other Income	$ 83.75	$	0.09	$	83.84
Other Expenses					
Interest Expense	20,320.34		11,530.63		31,850.97
Total Other Expenses	$ 20,320.34	$	11,530.63	$	31,850.97
Net Other Income	-$ 20,236.59	-$	11,530.54	-$	31,767.13
Net Income	-$ 95,291.46	-$	50,228.36	-$	145,519.82